April 15, 2019

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Father Time, Inc. (the “Company”)

Registration Statement on Form S-1, File No. 333-217-202

Request for Withdrawal

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company’s amended Registration Statement (File No. 333-217202) on Form S-1/A (the “S-1/A”) submitted to the Securities and Exchange Commission (the “Commission”) on June 27, 2017, together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared as effective, because of the material business development and change in financial statements which have occurred in the extended period since the filing of the S-1/A. The offering under the registration Statement was abandoned on October 1, 2017. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding the foregoing application for withdrawal, please contact myself at 571-277-3506.

Sincerely,

Father Time, Inc.

By:	/s/ Robert Waligunda
Robert Waligunda
President

cc: Mathew Mcmurdo, Nannarone & Mcmurdo, LLP